082-03023

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

SUPPL

06016016

August 8, 2006

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. ~~82-4991~~

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Stockwatch and Market News.

PROCESSED
AUG 17 2006
THOMSON
FINANCIAL

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

SEC MAIL PROCESSING
RECEIVED
AUG 15 2006
WASH. D.C.
209
SECTION

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

File No. 82-4991

TSX Venture Exchange – GNH
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE MINES LIMITED

August 8, 2006

The Company will not be proceeding with Private Placement #4, announced on May 16, 2006. The Company received conditional acceptance from the TSX Venture Exchange for this placement but the placees have failed to provide the required documentation to complete the closing within the allowable time.

The Company is presently negotiating further financing for exploration on its potentially large tonnage gold property in southeastern Quebec.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 or visit **www.goldenhopemines.com**

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.